貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

May 25, 2007

Our ref: 32201000-000001

By Hand

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 3, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

pp. Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

RECEIVED

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on May 3, 2007

1. Announcement of Disposal of 6,000,000 Ordinary A Shares of Shanghai Pudong Development Bank Company Limited by the Company, released on May 25, 2007.

2. Announcement of the Proposed Transfer of Equity Interests in Shanghai Jiu Long Hotel Co., Ltd. by the Company, released on May 25, 2007.

Jin Jiang
Hotels

RECEIVED

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The board of directors ("Directors") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") is pleased to announce that the Company has disposed of an aggregate of 6,000,000 ordinary A Shares (the "PD Bank Interest") of Shanghai Pudong Development Bank Company Limited (the "PD Bank"), representing approximately 0.138% of the total issued share capital of the PD Bank, through the trading system of the Shanghai Stock Exchange between 14 May and 23 May 2007.

Net proceeds from the disposal of the PD Bank Interest (the "Disposal") amounted to approximately RMB170,816,000 (equivalent to HK$174,591,000). The PD Bank Interest was sold at a net average selling price of approximately RMB28.47 (equivalent to HK$29.10) per share.

The Disposal were transacted at selling prices matched automatically by the centralised competitive pricing system of the Shanghai Stock Exchange.

Prior to the Disposal, the Company held 10,925,373 A Shares in the PD Bank, accounting for 0.251% of its total issued share capital. Subsequent to the Disposal, the Company held 4,925,373 A Shares in the PD Bank, accounting for 0.113% of its total issued share capital. At present, the Company does not have any plan to dispose of the remaining 4,925,373 ordinary A Shares it holds in the PD Bank.

The Company is principally engaged in star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation and other businesses. The Company's equity interest in the PD Bank is not its core operation and as such equity investment has appreciated significantly, it presents a better opportunity to realise such investment at the present stage. Currently, the Company plans that the proceeds from the Disposal will be used as general working capital of the Company.

The carrying amount of the 10,925,373 A Shares in the PD Bank held by the Company as at 31 December 2006 was RMB8,794,600 (equivalent to HK$8,988,900) in the consolidated financial statements of the Company and its subsidiaries prepared in accordance with Hong Kong Financial Reporting Standards.

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 23 May 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

For illustration purposes only, the exchange rate adopted in the announcement was RMB1 to HK$1.022098.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

ANNOUNCEMENT

This announcement is made in accordance with Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors is pleased to announce that, on 23 May 2007, Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") submitted to Shanghai United Assets and Equity Exchange information on the proposed transfer of its 44% equity interest in Shanghai Jiu Long Hotel Co., Ltd. ("Jiu Long Hotel") for public announcement ("Listing"), for the purpose of soliciting buyers. Such information is expected to be published on the website of Shanghai United Assets and Equity Exchange on 25 May 2007.

Jiu Long Hotel is a joint venture of the Company and the Company holds 55% of its equity interest. After the transfer of equity interest under this Listing, the Company's equity interest in Jiu Long Hotel shall be reduced to 11%.

By Order of the Board of Directors

Shanghai Jin Jiang International Hotels (Group) Company Limited

Kang Ming, Yuen Chin Yau

Joint Company Secretaries

Shanghai, China, 23 May 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*